Mail Stop 6010

								November 15, 2005


Sheldon Berkle
President and Chief Executive Officer
Altus Pharmaceuticals Inc.
125 Sidney Street
Cambridge, MA 02139

	Re:	Altus Pharmaceuticals Inc.
		Registration Statement on Form S-1
		Filed October 17, 2005
		File No. 333-129037

Dear Mr. Berkle:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

4. We have received your application for confidential treatment of certain exhibits. We will send our comments on the confidential treatment application under separate cover. These comments will need to be resolved prior to effectiveness.

Prospectus Summary, page 1

5. Your Summary is much longer and more detailed than is anticipated by Item 503(a) of Regulation S-K. We also note that much of the information in the Summary is repeated verbatim in the Business section of your document. Please revise to provide a substantially shorter Summary. For example, any discussion of your product candidates in the Summary should be limited to the product`s name, a brief description of what it does or is designed to do, and its development status. This information is currently included in the "Our Company" discussion, so the "Our Product Candidates" and "Our Product Pipeline" discussions do not appear to be necessary for the
Summary. We may have further comments on your Summary section after seeing your revisions.

6. Please revise the "Risks Associated with Our Business" to quantify your losses in each of the past three fiscal years. Similarly revise the risk factor titled "We have a history of net losses, which we expect to continue for at least the next several years and, as a result, we are unable to predict the extent of any future losses or when, if ever, we will achieve, or be able to maintain, profitability."

Risk Factors

7. If any participants in clinical trials have experienced material adverse effects, please revise to include a separate risk factor describing these adverse effects.

If we fail to obtain the additional capital . . . , page 8

8. We note you expect that the proceeds from this offering, your existing cash resources and investment securities, and payments you expect to receive from your collaborators will be sufficient to support your operations through the first half of 2007. Please explain the assumptions on which you have based this projection. For example:
* does the projection assume you will make any of the payments to CFFTI prior to the first half of 2007;
* what clinical trials or preclinical trials does this assumption assume you will have performed; and
* does this projection assume you have received milestone payments?
If so, how much does it assume you have earned in milestone payments?

9. Please include as a separate risk factor the discussion of the amounts you will be obligated to pay CFFTI if you obtain FDA approval.

We may not be successful in maintaining our existing collaborations .
.. . , page 10

10. Please discuss the dispute with Dr. Falk in a separate risk factor. The risk factor should identify the country in which the third-party patent is held. It should also discuss how this claim could affect ALTU-135 in that country, the other countries covered by the agreement with Dr. Falk, and worldwide.

If clinical trials for our product candidates are prolonged . . .
,
page 13

11. If any of the items in the bullet points have actually occurred and materially affected your business in the past, please discuss the situation.

If we do not obtain required regulatory approvals . . . , page 13

12. This risk factor is similar to "If we are unable to
commercialize
.. . ." on page 11 and "Because our product candidates are in early- or
mi-stage development . . ." on pages 12-13. Please consolidate it into one or both of these risk factors and remove any repetitive text.

Our product candidates will remain subject to ongoing regulatory .
.. .
, page 15

13. Please explain what "untitled letters" are.

Our development of ALTU-238 could be significantly delayed . . . , page 14

14. We note you may use a supplier with an approved NDA for its hGH product, in which case you will seek a right of reference to the safety and efficacy data underlying the supplier`s NDA. Please clarify what the supplier would provide. For example, would the supplier provide only an ingredient, or would it provide an approved drug that you will somehow modify? If it will provide an approved drug, please explain what you will do to the drug that will necessitate further FDA approval. We may have further comments.

15. We note the FDA has informed you that the FDA has not approved any hGH product under section 505(b)(2). Does this mean there currently does not exist a supplier with an approved NDA from which you could obtain a right of reference? If so, please make that fact clearer at the beginning of the risk factor. Also, please clarify the section under which your competitors identified at the bottom of page 9 received approval for their hGH products.

16. Please briefly explain what section 505(b)(1) and section
505(b)(2) of the FDCA say.

Failure to obtain regulatory approvals . . . , page 14

17. If you believe your business is dependent on obtaining approval in any specific countries, please identify those countries.

We deal with hazardous materials and must comply . . . , page 16

18. We note you are subject to environmental laws and regulations. Please provide the information required by Item 101(c)(xii) of Regulation S-K in your Business section.

19. Please disclose the limitations on your insurance coverage. Similarly revise the risk factor titled "There is a substantial risk of product liability claims in our business. If we are unable to obtain sufficient insurance, a product liability claim against us could adversely affect our business."

Risks Related to Our Dependence on Third Parties, page 16

20. If your business or product development efforts have been materially harmed due to a third party`s failure to perform, please discuss the situation in one of the risk factors in this section.

We currently rely on a single manufacturer . . . , page 17

21. We note you rely on Amano Enzymes for the manufacture of ALTU-
135.
Please identify the manufacturer of ALTU-238, and disclose in this risk factor that you do not have a written agreement with this party.

22. Please update this risk factor during the course of our review if you learn whether Amano will be your primary manufacturer.


If third parties successfully assert that we have infringed . . .
,
page 21

23. To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party`s belief that you are infringing on their intellectual property, please revise to disclose the situation and potential consequences.

24. Please state which party has the obligation to enforce patent patents under your material license or collaboration agreements.
If
your company does not have the obligation, state whether it has the right.

A significant portion of our total outstanding shares are restricted .
.. . , page 26

25. Please state how many shares are currently restricted from resale and when the restrictions expire.

Investors in this offering will pay . . . , page 27

26. Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the voting rights.

Use of Proceeds, page 29

27. Please disclose approximately how much funds you plan to use for the items described in each of the bullet points.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Financial Operations Overview, page 36

Research and Development Expense, page 37

28. We note that you include a discussion of the estimated costs to complete ALTU-135, but not any of the other significant projects such as ALTU-238. We also note that you include costs by project for the most recent two years presented. To further enhance your disclosures please provide the following:

* The costs incurred during each period presented, including FY
2002
and to date, on the project;
* The nature, timing and estimated costs of the efforts necessary to complete the project;
* The anticipated completion dates;
* The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
* The period in which material net cash inflows from significant projects are expected to commence.

Regarding the second and third bullet points, disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Critical Accounting Policies and Significant Judgments and
Estimates,
page 39

Revenue, page 39

29. We note that your discussion of the impact that these costs estimates seems to be limited to the CFFTI revenues, and not any of the other revenues. Please expand your discussion to include the impact that all changes in estimates had for the periods presented.
Also provide a sensitivity analysis to help understand the impact that changes in these estimates may have on future operations.

Stock-Based Compensation, page 40

30. Your disclosure here and elsewhere in the filing, refers to an independent appraisal. The reference to an independent valuation firm equates to the use of a valuation expert. Please name the independent appraiser and provide the consent of the appraiser in the registration statement.

Business, page 49

31. Please provide your basis for the following statements:

* hGH disorders in both pediatric and adult populations generated approximately $2.2 billion in worldwide sales of hGH in 2004 and the market grew at a compound annual growth rate of approximately 15%
from
2002 to 2004 (page 50); and
* We estimate that chronic pancreatitis results in more than
500,000
physician visits per year in the United States (page 53).

If your estimates are based on independent third party documentation, please provide this documentation. Please note, such materials should be marked to indicate the information used in making your estimates.

Overview, page 49

32. Please explain the basis for your belief that some manufacturers of existing pancreatic enzyme replacement products may not be able to meet the April 28, 2008 deadline for obtaining FDA approval.

33. Please disclose what it means to have the orphan drug and fast track designations.

34. We note from the second full paragraph on page 50 that you apply your technology to existing, well-understood proteins with well-defined mechanisms of action. Please revise to clarify what your product development entails. For example, do the drugs already exist, and your technology crystallizes them so they are usable? Also, clarify how your products differ from existing protein therapies.

Our Strategy, page 50

35. We note the reference to a phase II/III clinical trial for ALTU-
238. In order to use the term II/III, we require that the study meet the requirements of both phase II and phase III. Please confirm that the phase II/III clinical trial in pediatric patients is expected to meet the requirements of both phase II and phase III. Otherwise, revise to eliminate the reference to phase II/III. If you retain the reference to phase II/III and there is a possibility that you may need to perform an additional trial after the phase II/III trial, please disclose this possibility.

Our Product Candidates, page 51

36. Since it appears you plan to market your products throughout the world, please discuss the products` development status in countries other than the United States.

ALTU-135 Development Activities and Strategy, page 55

37. Since you discuss the results of your phase II trials on ALTU-
135,
please disclose what statistical analysis was performed and the degree of statistical significance found as measured by the p-values obtained. In doing so, you should define any technical terms you use.

Dr. Falk Pharma GmbH, page 62

38. We note the license with Dr. Falk continues in each country until the expiration of the last-to-expire patent in the country or a specified term from the date of first commercial sale in that country.
Please state when the last-to-expire patent is scheduled to expire in each of the principal countries covered by the agreement. Also, state the "specified term" applicable to each of these countries.

39. We note that Dr. Falk has agreed to pay a portion of the development expenses in connection with an international Phase III clinical trial. Please revise to quantify the portion he has agreed to pay.

Management, page 77

40. Please disclose Dr. Navia`s business experience since March
2003.
Also, disclose Dr. Klibanov`s business experience for the past five years. If he has been a professor for the past five years, make that fact clear by stating the date he became a professor.

Principal Stockholders, page 92

41. For each shareholder in the principal stockholders table that is neither a natural person nor a public reporting company, please revise to identify the natural person with voting and investment control. Also, identify the natural persons in addition to Jonathan D. Root who beneficially own the shares held by Entities affiliated with U.S. Venture Partners.

Underwriting, page 103

42. Please tell us whether you intend to include a directed share offering as part of your public offering. If so, provide appropriate disclosure in the Underwriting section. Advise us as to the procedures you will follow and how your directed share offering will be in compliance with Section 5 of the Securities Act of 1933 and Rule
134 of the Act. Also provide us with all material you will provide to the participants in the directed share offering prior to its use. We may have further comments.

Electronic Distribution, page 105

43. We note the underwriters will post an electronic prospectus on their website, and they might allocate shares for sale to their online brokerage account holders. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

44. Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and the electronic prospectus already discussed, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

45. Please revise you presentation to include a pro forma EPS that reflects the conversion of the preferred shares for the most recent fiscal year and interim period.

2.  Summary of Significant Accounting Policies, page F-8

Intangible Assets, page F-9

46. Please explain to us your basis for capitalizing the warrants issued to CFFTI in connection with this arrangement. Include a discussion of what this intangible asset represents under the guidance of SFAS 142. Include any other references to the specific paragraphs within the authoritative literature that support this treatment.

Revenue Recognition, page F-9

47. We note that you use the percentage of completion method to record revenues associated with the various research and development agreements. We also note that the applicability of SOP 81-1 excludes service contracts such as this one. Please explain to us why you feel that this accounting is appropriate. Please note that the instances where we accept similar treatment are generally allowed based on the ability of a company to use an output measure instead of an input measure such as costs to support the revenue earned to date under these agreements.

9.  Commitments and Contingencies, page F-15

Commitment to CFFTI, page F-15

48. Please explain to us how you arrived at the accounting for this potential obligation to repay the funding provided by CFFTI. Include a discussion of what obligations you have with respect to continuing this project and the implications that terminating this project has on your potential obligation to repay this amount. Include any references to the applicable authoritative literature upon which you relied in arriving at this treatment.

14.  Stock Options, page F-21

49. Please provide us with an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity and redeemable convertible preferred issuance. Please include an itemized chronological schedule covering all equity instruments issued, including options, warrants and preferred stock, since December 31, 2003 through the date of your response. Please provide the following information separately for each equity and convertible preferred issuance or grant:

a. Date of each issuance or transaction;
b. Number of shares granted, issued or issuable;
c. Purchase price or exercise price per share;
d. Any restrictions or vesting terms;
e. Management`s fair value per share estimate;
f. The significant factors, assumptions and methodologies management used in determining fair value;
g. Identity of the recipient, indicating if the recipient was a related party;
h. The nature of any concurrent transactions with the recipient;
i. Significant factors contributing to the difference between fair value as of the date of each grant and fair value as of the date of your response;
j. How the grant or issuance was treated for purposes of computing earnings per share; and
k. The valuation alternative selected and, if appropriate, the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Highlight transactions with unrelated parties, if any, that management believes to be particularly evident of an objective fair market value per share determination. Progressively bridge management`s fair value per share determinations to the current estimated IPO price per share.
Include when the company began discussions with the underwriter. Please note that, because the initial filing did not include an estimated offering price, we are deferring evaluation of common stock related compensation until you specify the estimated offering price.

Item 16. Exhibits and Financial Statement Schedules, page II-4

50. We note some of your exhibits are not yet filed. Please be aware that we may have comments on the exhibits after they are filed, and any comments will need to be resolved prior to effectiveness.

51. It does not appear you have discussed the material terms of exhibits 10.8-10.12 in the body of your filing. Please revise to include such a discussion in "Liquidity and Capital Resources."

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact James Peklenk at (202) 551-3661 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Jonathan L. Kravetz, Esq.
	Megan N. Gates, Esq.
	Scott A. Samuels, Esq.
	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
	One Financial Center
	Boston, MA 02111
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Sheldon Berkle
Altus Pharmaceuticals Inc.
November 15, 2005
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